UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OICCO ACQUISITION I, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

6777V 10 1

(CUSIP Number)

Terrance Owen

Champion Care Corp.

635 Fourth Line (Unit 1)

Oakville, Ontario L6L 5BO, Canada

(604) 862-3439

Copy to:

Gerald A. Adler, Esq.

Newman & Morrison LLP

44 Wall Street

New York, NY 10005

Telephone: (212) 248-1001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 6777V 10 1

1.	Name of reporting person: Champion Care Corp.
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO- Exchange of Shares (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Canada
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 31,500,000 (1)
	8.	Shared voting power: 0
	9.	Sole dispositive power: 31,500,000 (1)
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 31,500,000 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 70.0%(2)
14.	Type of reporting person: CO

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CUSIP No.: 6777V 10 1

1.	Name of reporting person: Terrance Owen
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO-- Exchange of Shares (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Canada
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 31,500,000
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 31,500,000
11.	Aggregate amount beneficially owned by each reporting person: 31,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 70.0% (See Item 5)
14.	Type of reporting person: CO

3

CUSIP No.: 6777V 10 1

1.	Name of reporting person: Jack Fishman
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO-- Exchange of Shares (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 31,500,000
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 31,500,000
11.	Aggregate amount beneficially owned by each reporting person: 31,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐ Not Applicable
13.	Percent of class represented by amount in Row (11): 70.0% (See Item 5)
14.	Type of reporting person: CO

4

CUSIP No.: 6777V 10 1

1.	Name of reporting person: Emil Schiller
2.	Check the appropriate box if a member of group (see instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO—Exchange of Shares (see Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐ Not Applicable
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 31,500,000
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 31,500,000
11.	Aggregate amount beneficially owned by each reporting person: 31,500,000
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐ Not Applicable
13.	Percent of class represented by amount in Row (11): 70.0% (See Item 5)
14.	Type of reporting person: CO

(1)	The board of directors of Champion Care Corp. (the “Champion Board”), currently comprised of Terrance Owen, Jack Fishman, and Emil Schiller, has investment and voting control over the securities of the Issuer (as defined below) held by Champion Care Corp. (the “Champion Shares ”) and may exercise such control only with the support of a majority of the Champion Board. As such, no individual member of the Champion Board is deemed to hold any beneficial ownership in the Champion Shares. Each of Terrance Owen, Jack Fishman and Emil Schiller is a member of the board of directors of the Issuer, and each is employed with Champion Care Corp. Messrs. Owen, Fishman and Schiller are not deemed beneficial owners of the Champion Shares.

(2)	This percentage is calculated based upon 45,000,000 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer as of the date of this filing.
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Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of OICco Acquisition I, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 48 Wall Street, New York, NY 10005.

Item 2.	Identity and Background

(a)	The name of the reporting person is Champion Care Corp., an Ontario, Canada corporation that is 73% owned by Terrance Owen, Jack Fishman and Emil Schiller who are deemed to have beneficial ownership of the securities of the Issuer held by Champion Care Corp.

The name of each director and executive officer of Champion Care Corp. is set forth on Schedule I to this Schedule 13D.

(b)	The business address of Champion Care Corp. is 635 Fourth Line (Unit 1), Oakville, Ontario L6L 5BO, Canada.

The residence or business address of each director and executive officer of Champion Care Corp. is set forth on Schedule I to this Schedule 13D.

(c)	Within neither the last five years, neither Champion Care Corp. nor any person named in Schedule I has been convicted in any criminal proceedings.

(d)	Within the last five years, neither Champion Care Corp., nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On May 29th 2013, the Issuer and Champion Care Corp. entered into a Share Exchange Agreement and Plan of Reorganization (the “Exchange Agreement”). On October 18, 2013 (the “Closing Date”) and pursuant to the terms of the Exchange Agreement, 31,500,000 shares of the Issuer’s Common Stock were issued to Champion Care Corp. (“Champion Toronto”), in exchange for all of the issued and outstanding shares of common stock of Champion Pain Care Corp. (“CPCC”) owned by Champion Care Corp. whereby CPCC became a wholly owned subsidiary of the Issuer.

Item 4.	Purpose of Transaction

(a) The acquisition made by Champion Care Corp., as described in this Schedule 13D, was to acquire control of the Issuer and, through its wholly owned subsidiary, implement the business plan of CPCC.

(b) On the Closing Date, the then board of directors appointed the present directors of the Issuer and after said appointment, the previous director and officer resigned.

Item 5.	Interest in Securities of the Issuer

(a) Champion Care Corp. beneficially owns 31,500,000 shares (the “Champion Shares”) of the Issuer’s Common Stock representing 70% of the Issuer’s outstanding Common Stock. The percentage of shares owned by Champion Care Corp is based upon 45,000,000 issued and outstanding of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer as at the Closing Date.

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(b) Champion Care Corp. is an Ontario, Canada corporation that is 73% owned by Terrance Owen, Jack Fishman and Emil Schiller who are deemed to have beneficial ownership of the securities of the Issuer held by Champion Care Corp. and through its Board of Directors (the “ Champion Board ”), has the sole power to vote and dispose of the Champion Shares. Terrance Owen, Jack Fishman and Emil Schiller have investment and voting control over the securities of the Issuer held by Champion Pain Care (the “Champion Shares”) and may exercise such control only with the support of a majority of the Champion Board. As such, no individual member of the Champion Board is deemed to hold any beneficial ownership in the Champion Shares. Each of Terrance Owen, Jack Fishman and Emil Schiller is a member of the board of directors of the Issuer, and each is employed with Champion Care Corp. Except as described in this Schedule 13D, no person listed on Schedule I has the power to direct the vote as to, or the disposition of the Champion Shares.

(c) Neither Champion Care Corp. nor the persons listed on Schedule I hereto have effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d) Champion Care Corp. does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Stock held in the name of Champion Care Corp. and reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 16, 2014	Champion Care Corp.

/s/ Terrance Owen
		By:	Terrance Owen
		Its:	CEO

Dated:	April 16, 2014

/s/ Terrance Owen
		By:	Terrance Owen

Dated:	April 16, 2014

/s/ Jack Fishman
		By:	Jack Fishman

Dated:	April 16, 2014

/s/ Emil Schiller
		By:	Emil Schiller

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Schedule I

Information regarding each director and executive officer of Champion Care Corp. is set forth below.

Champion Care Corp.
Name, Title	Address	Principal Occupation	Citizenship
Terrance Owen Director	Champion Care Corp. 635 Fourth Line (Unit 1) Oakville, Ontario L6L 5BO, Canada		Canada

Jack Fishman Director	Champion Care Corp. 635 Fourth Line (Unit 1) Oakville, Ontario L6L 5BO, Canada		Canada

Emil Schiller Director	Champion Care Corp. 635 Fourth Line (Unit 1) Oakville, Ontario L6L 5BO, Canada		Canada